UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): October 20, 2021

CoLabs Int’l, Corp.

(Exact name of registrant as specified in its charter)

Nevada	26-3233192
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

18593 Main Street

Huntington Beach, California 92648

(Mailing Address of principal executive offices)

888-878-5536

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Common Stock, par value $0.001

Item 3. Material Modifications to Rights of Securityholders

(a) Two-for-one forward stock split:

On October 20, 2021, pursuant to the approval of a majority of the voting interests, CoLabs Int’l, Corp. (“CoLabs” or the “Company”) approved 2:1 forward stock split of the Company’s issued and outstanding common stock (the “Stock Split”) with an effective date of December 1, 2021.

In connection therewith, on October 21, 2021, the Company filed a Certificate of Change Pursuant to NRS 78.209 (the “Certificate”) effecting the Stock Split, to be effective on December 1, 2021.

As a result of the Stock Split, the total number of shares of common stock held by each shareholder will be converted automatically into the number of whole shares of common stock equal to (i) the number of shares of common stock held by such shareholder immediately prior to the Stock Split, multiplied by (ii) two, and then rounded up to the nearest whole number.

As a result of the Stock Split, the Company’s 15,872,300 issued and outstanding shares of common stock will increase to approximately 31,744,600 shares of common stock (prior to effecting the rounding of fractional shares into whole shares).

No fractional shares will be issued, and no cash or other consideration will be paid. Instead, the Company will issue one whole share of the post-split common stock to any shareholder who otherwise would have received a fractional share as a result of the Stock Split.

The Certificate is filed as Exhibit 3.1 to this Current Report on Form 1-U.

EXHIBITS

3.1	Certificate of Change Pursuant to NRS 78.209

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLABS INT’L, CORP.

By:	/s/ Lisa LeBlanc
Name:	Lisa LeBlanc
Title:	Chief Operations Officer
Date:	October 25, 2021